CM
3.20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 53393

03012367

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Harborside Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

395 Hudson Street, 3rd Floor
(No. and Street)

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. D.C. 165

New York (City) NY (State) 10014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mickey Dobbs (212) 807-3770
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP/Now Known As
Eisner LLP
(Name — *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17

OATH OR AFFIRMATION

I, Mickey Dobbs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harborside Securities, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

HELEN ANN LALLY
Notary Public, State of New York
No. 01LA5017192
Qualified in New York County
Commission Expires Aug. 30, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARBORSIDE SECURITIES, LLC
(a wholly owned subsidiary of
Harborside Plus Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2002

(with supplementary information)

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member
Harborside Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Harborside Securities, LLC (a wholly owned subsidiary of Harborside Plus Inc.) as of December 31, 2002, and the related statements of operations, changes in member's capital and cash flows for the year ended December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harborside Securities, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard A. Eisner & Company, LLP

New York, New York
January 29, 2003

HARBORSIDE SECURITIES, LLC
(a wholly owned subsidiary of Harborside Plus Inc.)

Statement of Financial Condition
December 31, 2002

ASSETS	
Cash	$ 196,371
Due from broker	100,050
Commissions receivable	106,643
Prepaid expenses and other asset	22,031
	$ 425,095
LIABILITIES	
Accrued expenses	$ 86,873
MEMBER'S CAPITAL	338,222
	$ 425,095

See notes to financial statements

HARBORSIDE SECURITIES, LLC
(a wholly owned subsidiary of Harborside Plus Inc.)

Statement of Operations
Year Ended December 31, 2002

Revenue:	
Commissions	$ 510,375
Other	3,363
	513,738
Expenses:	
Commissions	18,690
Clearing fees	22,750
Execution fees	26,627
Quote services and other market data	155,109
Training	14,312
Regulatory and registration fees	19,733
Professional fees	40,211
Other	2,851
	300,283
Net income	$ 213,455

See notes to financial statements

HARBORSIDE SECURITIES, LLC
(a wholly owned subsidiary of Harborside Plus Inc.)

Statement of Changes in Member's Capital

Balance - January 1, 2002	$ 24,767
Contributions	100,000
Net income	213,455
Balance - December 31, 2002	$ 338,222

See notes to financial statements

HARBORSIDE SECURITIES, LLC
(a wholly owned subsidiary of Harborside Plus Inc.)

Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 213,455
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in:	
Due from broker	(95,617)
Commissions receivable	(106,643)
Prepaid expenses and other assets	(12,162)
Accrued expenses	86,873
Net cash provided by operating activities	85,906
Cash flows from financing activities:	
Capital contributions	100,000
Net increase in cash	185,906
Cash - January 1, 2002	10,465
Cash - December 31, 2002	$ 196,371

See notes to financial statements

HARBORSIDE SECURITIES, LLC
(a wholly owned subsidiary of Harborside Plus Inc.)

Notes to Financial Statements
December 31, 2002

NOTE A - ORGANIZATION

Harborside Securities, LLC (the "Company"), a Delaware limited liability company and a wholly owned subsidiary of Harborside Plus Inc. ("Holdings"), is a registered broker-dealer under the Securities Exchange Act of 1934. The Company was organized for the principal purpose of providing block equities liquidity for institutional customers.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

For purposes of the statement of cash flows, cash and cash equivalents include cash in banks.

[2] Securities transactions:

Commission income and related expenses are recorded in the financial statements on a trade-date-basis.

[3] Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - RELATED PARTY TRANSACTIONS

The Company has entered into a fully disclosed clearing agreement with an entity related to Safeharbor Investors, LLC, an owner of Holdings.

For the year ended December 31, 2002, Holdings has agreed to bear certain operating costs (rent, personnel, etc.) amounting to approximately $1,450,000, on behalf of the Company. Holdings has agreed to fund all losses incurred by the Company during the year ended December 31, 2002 and provide the Company with capital sufficient to meet its regulatory capital requirement.

NOTE D - INCOME TAXES

The Company is a pass-through entity for income tax purposes. The Company's income or loss is combined with the income or loss of Holdings. It is the policy of Holdings to record all taxes in its financial statements. Accordingly, no provision or benefit for income taxes is recognized in the accompanying financial statements.

NOTE E - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. As of December 31, 2002, the Company had net capital of $272,000, which exceeded the minimum net capital requirement by $266,000.

NOTE F - OFF-BALANCE SHEET RISK

As a nonclearing broker, the Company has its securities and customers' transactions cleared through another broker-dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. Substantially all of the Company's cash and securities positions are held at the clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

Supplementary Information

HARBORSIDE SECURITIES, LLC
(a wholly owned subsidiary of Harborside Plus Inc.)

Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2002

Computation of net capital:	
Total member's capital	$ 338,222
Deductions - nonallowable assets:	
Commissions receivable	41,970
Prepaid expenses and other assets	22,031
Net capital before haircuts on securities positions	274,221
Haircuts on securities owned	2,001
Net capital	$ 272,220
Aggregate indebtedness	$ 86,873
Percentage of aggregate indebtedness to net capital	31.91%
Computation of basic net capital requirements:	
Minimum capital required (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 5,792
Excess of net capital over minimum requirement	$ 266,428
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002):	
Net capital as reported in the Company's Part II (unaudited) Focus report	$ 276,219
Decrease in expenses, net	5,713
Increase in nonallowable assets	(9,712)
Net capital per above	$ 272,220

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Harborside Securities, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Harborside Securities, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, counts, verifications and comparisons.

[2] Recordation of differences required by Rule 17a-13.

[3] Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Harborside Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers ("NASD"), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard A. Eisner & Company, LLP

New York, New York
January 29, 2003